[Letterhead of NQ Mobile]

June 6, 2012

Via EDGAR

Mr. Matthew Crispino, Esq., Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NQ Mobile Inc.

Registration Statement on Form F-1

Filed May 10, 2012 (File No. 333-181316)

Dear Mr. Crispino:

On May 10, 2012, NQ Mobile Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), filed a Registration Statement on Form F-1 (the “Form F-1”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Form F-1, together with all exhibits thereto, and requests that the Commission consent to the withdrawal.

The Company has determined at this time not to proceed with the offering proposed in the Form F-1 because in light of the recent market conditions and the current trading price for the Company’s American depositary shares, the Company’s board has decided that it is not in the best interest of the Company or the Company’s shareholders to proceed with the offering, to which the Form F-1 relates. Thus, the Company does not plan to further proceed with the Form F-1. The Company hereby respectfully requests that the Commission consent to this application on the grounds that withdrawal of the Form F-1 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Form F-1 has not been declared effective, and the Company hereby confirms that no securities have been sold in connection with the proposed offering under the Form F-1.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Form F-1 be credited to the Company for future use.

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If you need additional copies of this letter or have any questions regarding any of the above, please contact the undersigned at +86 10 8565 5515 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850.

Very truly yours,

/s/ Henry Yu Lin

Henry Yu Lin

Chairman and Co-Chief Executive Officer

cc:	Omar Sharif Khan, Director and Co-Chief Executive Officer, NQ Mobile Inc.

Suhai Ji, Chief Financial Officer, NQ Mobile Inc.

Z. Julie Gao, Skadden, Arps, Slate, Meagher & Flom LLP

David J. Johnson, Jr., Esq., O’Melveny & Myers LLP

David J. Roberts, Esq., O’Melveny & Myers LLP

Ke Geng, Esq., O’Melveny & Myers LLP

Vincent Cheuk, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Sunny Dong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

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